Via Facsimile and U.S. Mail
Mail Stop 6010

September 26, 2008

Mr. Dean J. Mitchell
Chief Executive Officer
Alpharma, Inc.
440 U.S. Highway 22 East
Bridgewater, NJ 08807

Re: Alpharma, Inc.
Form 10-K for the Year Ended December 31, 2007
Forms 10-Q for the Quarter Ended June 30, 2008
File No. 001-08593

Dear Mr. Mitchell:

We have limited our review of the above filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment relating to Form 10-K requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing. We think you should revise your Form 10-Q for the quarterly period ended June 30, 2008 in response to comment seven. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We may have further comments after reviewing your amendment.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations

Contractual Obligations Table

1. Please revise the table to include the convertible notes and the related interest obligation.

2. Direct us to disclosure in the financial statements related to the $316 million of purchase obligations shown in the table or provide disclosure in the financial statements.

Financial Statements

Consolidated Statements of Operations

3. Amortization of intangible assets related to acquired developed products should be included in cost of sales. If such amortization is not included in cost of sales disclose the excluded amortization parenthetically on the face of the statement of operations.

5. License and Collaboration Agreements

IDEA AG

4. Please revise your disclosure to describe the contractually-specified conditions that would trigger the aggregate of $77 million milestone payments and address your potential future milestone payments in the Contractual Obligations table under Management's Discussion and Analysis of Financial Conditions and Results of Operations. To the extent applicable, provide a similar level of disclosure for Institut Biochimique SA agreement.

12. Long-Term Debt

5. Please revise your disclosure to describe the conditions under which the conversion rate of the notes is adjustable and how it will be adjusted under those conditions.

23. Information Concerning Business Segments and Geographic Operations

6. Please revise the geographic information to exclude intangible assets from the table presented here. Refer to question 22 in the FASB Implementation Guide to FAS 131.

Form 10-Q for the Quarterly Period Ended June 30, 2008

7. It appears that only the financial statements were submitted via Edgar. Please amend your document to include the rest of the filing as indicated on your table of contents.

*   *   *   *

As appropriate, please amend your Form 10-Q for the quarterly period ended June 30, 2008 and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish on EDGAR under the form type label CORRESP a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant